BlueStar TeleHealth
An Overview of the Company and Capabilities



Summary	BlueStar provides telehealth services to help clinical caregivers connect with their remote patients. We provide a full suite of technical and logistic services, including video, software, hardware, communications, nurse monitoring, billing support, and other ancillary services.
About the Company	■ In business since 2013, serving thousands of families across all 50 states. ■ Service-Disabled-Veteran-Owned small business, certified by the Veterans Administration ■ CEO and COO are retired two-star admirals ■ 15 generals and admirals from the Army, Navy, Air Force, Marine Corps, and Coast Guard on our advisory board, including doctors and nurses ■ Shareholders include over 40 admirals and generals from all services ■ Winner of the SBA Small Business of the Year Award in Maryland ■ A+ Rating from the Better Business Bureau; 500+ positive reviews on the web ■ Established a non-profit 501(c)(3) to provide services to needy senior veterans

Remote Patient Monitoring Services	BlueStar does all the work to qualify for the following CPT codes:
	■ 99453: initial installation of equipment
	   >> purchase, inventory, programming, kitting, and shipping of equipment to the patient
	   >> activation of equipment and training the patient on its use
	■ 99454: maintaining the hardware and software to deliver data
	   >> operating the software to deliver data to family, our nurses, and clinical staff
	   >> customer service and technical support
	   >> provision of all hardware and peripherals, including those lost or damaged
	   >> return, refurbishment, and re-issuance of equipment as patients move in and out
	■ 99457: 20 minutes of monitoring and patient interaction by a QHP
	   >> a proprietary and continuous method of engaging with the patient to ensure compliance
	   >> daily review of data by our nursing team
	   >> provision of automated alerts, as well as e-mails or phone calls
	   >> QHP interaction with your clinical team per a protocol approved by your team
	■ 99458: an additional 20 minutes of monitoring/interaction by QHP

Other Services	In addition to the basic RPM services listed above, BlueStar provides other related services: ■ Chronic Condition Management (CCM) under a variety of CPT codes ■ Patient recruitment and enrollment services ■ Emergency Department (ER) avoidance programs to reduce excessive ER use ■ Aging-in-place technology services, including care calls
How BlueStar is Different	■ No financial investment required at any time. No long-term contracts ■ Full service suite—the practice enrolls patients, and BlueStar does the rest ■ Flexible: if the practice wants to perform certain portions of the work flow, it can ■ Robust, capable software with capabilities for surveys, nutrition, ADL, multiple peripherals ■ An enduring patient engagement system and method to ensure compliance ■ The clinician is billed only if we perform the CPT code functions which can be billed ■ The most capable alerting/notification engine we have found anywhere ■ Our hardware can be used for unlimited telehealth encounters, with no additional cost ■ Mission-driven—focused on patient care and the success of your telehealth program
For More Info	Admiral Robert Wray, CEO, 800-300-1724 www.bluestartelehealth.com Robert.wray@bluestartelehealth.com